Mail Stop 4561

September 13, 2007

William Smith
Secretary, Treasurer, Chief Financial Officer
Adsero Corp.
2101 Nobel Street
St. Julie, Quebec, J3E 1Z8

      Re: **Adsero Corp.**
              Preliminary Revised Information Statement on Schedule 14C
              Filed on September 11, 2007
              File No. 000-31040

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   In our letter dated August 22, 2007, we asked you to provide, in connection with responding to our comments, a written statement from the company containing a number of acknowledgements. Please do so.

Amendment of Certificate of Incorporation, page 2

2.   In comment 2 of our letter dated August 22, 2007, we asked you to disclose any issuance plans you may have for the effective increase in authorized shares. You responded by disclosing that you do not presently have any "agreements in place" with respect to certain corporate transactions that would result in the issuance of shares following the reverse split. Please tell us specifically whether you have any plans, proposals or arrangements with regard to the issuance of shares. Plans, proposals or arrangements can exist absent a formal agreement. If you have plans, proposals or arrangements of this nature, please make the requisite disclosures in your information statement. See Note A to Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 6

3.   In comment 4 of our letter dated August 22, 2007, we asked you to provide the
        analysis supporting your conclusion that you obtained consents without engaging
        in a solicitation, as defined in Rule 14a-1(l). In your response, you state that you
        obtained what appears to be more than half of the necessary consents from a
        financial advisor to the company and five of its clients. However, the nature of a
        shareholder's relationship with the company does not alone establish whether that
        shareholder was solicited within the meaning of Rule 14a-1(l). Similarly, a
        statement that the shareholder became aware of the proposed reverse split in its
        "course of dealings" with the company also does not establish that the shareholder
        was not solicited, particularly if those dealings include a solicitation, as defined in
        Rule 14a-1(l). Please provide us with a more detailed analysis as to why you
        believe there was no solicitation.

4.   In your revised beneficial ownership table, you do not indicate that
        Mr. Lachambre is an officer or director of your company. However, in response
        to question 4 of our letter dated August 22, 2007, you indicate that Mr.
        Lachambre is the vice president of sales of your company. Please explain, or
        revise your statement.

Form of Certificate of Amendment to the Certificate of Incorporation

5.   In response to comment 6 of our letter dated August 22, 2007, you state that you
        amended your certificate of incorporation on March 19, 2004 and filed the form
        of amendment with the Commission on February 23, 2004. Item 601(b)(3)(i) of
        Regulation S-B required you to file a complete copy of your certificate of
        incorporation, as amended, upon filing the amendment with the Delaware
        Secretary of State. You do not appear to have done so. At the very least, the item
        required you to file your amended certificate of incorporation with the
        Commission as an exhibit to your next periodic report. You have continued to
        incorporate by reference to your original Form 10 in your intervening annual
        reports. At a minimum, you should now amend your most recent periodic report
        to include as an exhibit a complete copy of your certificate of incorporation, as
        amended. In future periodic reports, you may then incorporate by reference to
        that amended periodic report.

        As appropriate, please amend your filing in response to these comments within 10
business days. You should provide us with marked copies of the amedment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

Please address all questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (212) 400-6901
        Scott Rapfogel
        Gottbetter & Partners, LLP